Exhibit 6.8

AMENDMENT NO. 1 TO COMMON STOCK PURCHASE AGREEMENT

This Amendment No. 1 To Common Stock Purchase Agreement (“Amendment”) is made and entered into as of March 2.7, 2020 (the “Effective Date”), by and between EdenLedger, Inc., a Delaware corporation (“Company”) and Mitesh Parikh (“Purchaser”) and modifies and amends that certain Common Stock Purchase Agreement dated as of May 31, 2019 (the “Agreement”). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, the Company and the Purchaser entered into the Agreement pursuant to which the Company authorized the sale and issuance to Purchaser of 50 shares of the Company’s Non-Voting Common Stock, which is now an aggregate of 500,000 shares of the Company’s Non-Voting Common Stock as adjusted for stock splits (the “Initial Shares”);

WHEREAS, on or about the date hereof, the Purchaser sold 200,000 of the Initial Shares back to the Company pursuant to the terms of a Stock Purchase Agreement by and between the Purchaser and the Company;

WHEREAS, the Company and Purchaser desire and intend to enter into this Amendment to amend the Agreement to modify the vesting schedule specified therein with respect to the remaining 300,000 Initial Shares (such remaining shares, the “Stock”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. The definition of “Stock” in Section 1 of the Agreement is hereby amended and restated to mean “three hundred thousand (300,000) shares of the Company’s Common Stock, $0.0001 par value per share.”

2. The definition of “Unvested Shares” in Section 2 of the Agreement is hereby amended and restated to mean “one hundred thousand (100,000).”

3. Section 2(a) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Vesting of Unvested Shares. The Stock shall vest as follows: 1/7th of the Unvested Shares will vest on June 1, 2019, and an additional l/7th of the Unvested Shares will vest after each quarter of continuous service completed thereafter until fully vested on December 31, 2020; provided, however, that such vesting shall immediately cease as of the voluntary or involuntary termination of Purchaser’s services to the Company for any reason, with or without cause.”

2. This Amendment shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to principles of conflicts of law. The provisions of the Agreement that are not amended or modified by this Amendment shall remain unchanged and are in full force and effect. In the event of an inconsistency between the Agreement and this Amendment, this Amendment shall govern. This Amendment may be executed via facsimile and such facsimile copy shall be treated as an original of this Amendment. This Amendment may be executed in counterparts and such counterparts, when taken together, shall constitute an original, wholly integrated Amendment.

[Signature Page Follows]

In witness whereof, the undersigned have caused this Amendment No. 1 to the Common Stock Purchase Agreement to be entered into with force and effect from and as of the Effective Date.

APPROVED AND AGREED		APPROVED AND AGREED

EDENLEDGER, INC.		MITESH PARIKH

By:	/s/ Michael Golomb	/s/ Mitesh Parikh
Name:	Michael Golomb
Title:	Chief Executive Officer